December 18, 2015

Via EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-3030

Re:	GP Strategies Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 24, 2015
File No. 001-07234

Dear Mr. Spirgel:

We are responding to your comment letter dated December 9, 2015, to Scott Greenberg, Chief Executive Officer of GP Strategies Corporation (the "Company") relating to the above document.

For ease of reference, we have repeated the Staff's comment in bold text preceding our response.

Item 7. Management’s Discussion of Analysis of Financial Condition and Results of Operations, page 24

1. You have included operating income as a measure of segment profitability and have it included in your Segment Footnote to your financial statements. To the extent material, please include in your Results of Operations in the MD&A a discussion of the results of operating income by reportable segment.

We evaluate the performance of our operating segments based on revenue and gross profit. Operating income by segment, as disclosed in the Segment Footnote to our financial statements, is determined by reducing each segment’s gross profit by an allocation of total selling, general and administrative (SG&A) expenses to each segment. SG&A expenses consist of costs that are managed at the corporate level and are not identifiable to or controlled by the individual operating segments. In future filings, we plan to include gross profit by segment, instead of operating income by segment, as the measure of profitability disclosed in the Segment Footnote to our financial statements. We will also provide a reconciliation of total gross profit by segment to consolidated income before income taxes within the Segment Footnote. We will continue to include in our Results of Operations in the MD&A a discussion of the results of gross profit by segment and total SG&A as we believe that is the most useful information for investors because those are the metrics the Company uses to manage the business.

GP Strategies Corporation 70 Corporate Center 11000 Broken Land Pkwy, Suite 200 Columbia, MD 21044 USA	800 727 6677 fax 443 393 2907 gpstrategies.com

Definitive Proxy Statement on Schedule 14A
Elements of Compensation
Bonuses to our other Named Executive Officers, page 19

2. We note your disclosure of Mr. Greenberg’s recommendation and the Compensation Committee’s exercise of discretion with respect to the bonus plan amount for each executive officer in the totaling $60,000. Nevertheless, please tell us in your response how you calculated the original bonus plan amounts of $50,000 for Ms. Esposito-Mayer, $62,000 for Mr. Duquette and $66,000 for Mr. Baer. In addition, please describe the individual strategic objectives component of each executive.

Response:

The original bonus plan amounts for the three executives were calculated as follows:

•
Ms. Esposito-Mayer’s calculated bonus equaled her total points earned of 50 divided by the total of all executive team members’ scores of 325, multiplied by the total executive team bonus pool of $325,500, or $50,077, which was rounded down to $50,000 for disclosure in the Proxy Statement.

•
Mr. Duquette’s calculated bonus equaled his total points earned of 62 divided by the total of all executive team members’ scores of 325, multiplied by the total executive team bonus pool of $325,500, or $62,095, which was rounded down to $62,000 for disclosure in the Proxy Statement.

•
Mr. Baer’s calculated bonus equaled his total points earned of 66 divided by the total of all executive team members’ scores of 325, multiplied by the total executive team bonus pool of $325,500, or $66,102, which was rounded down to $66,000 for disclosure in the Proxy Statement.

In future filings, we will provide the calculation of each named executive officer’s bonus.

For the year ended December 31, 2014, the points earned by Ms. Esposito-Mayer with respect to the individual strategic objectives component of her bonus calculation was based on a subjective evaluation by the Chief Executive Officer of her performance against her strategic objective. Ms. Esposito-Mayer’s strategic objective for 2014 was the expansion of corporate infrastructure to support the international growth of the Company, including the integration of several new foreign entities and implementation of financial controls and systems for those entities. For the year ended December 31, 2014, the points earned by Mr. Duquette and Mr. Baer with respect to the individual strategic objectives component of their bonus calculations were based on a subjective evaluation by the President of their performance against their strategic objectives. The strategic objectives for both Mr. Duquette and Mr. Baer for 2014 included the utilization of the Company’s customer relationship management system to win new work and the execution of the Company’s account management program to expand work with existing clients. In future filings, we will disclose in more detail the individual strategic objectives component of the bonus calculation for each executive.

In connection with your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to contact me at (443) 367-9636.

Sincerely,

GP Strategies Corporation

/s/ Sharon Esposito-Mayer
Sharon Esposito-Mayer
Executive Vice President & Chief Financial Officer

cc:	Scott N. Greenberg, Chief Executive Officer
Kenneth L. Crawford, Senior Vice President, General Counsel and Secretary

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